Lyndhurst Securities, Inc.

Statement of Financial Condition

For the Year Ended December 31, 2024

Lyndhurst Securities,

Inc. December 31, 2024

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70777

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LYNDHURST SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here If respondent Is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6928 OWENSMOUTH AVENUE, SUITE 200
(No. and Street)

WOODLAND HILLS	CA	91303
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark T Manzo	(201) 519-1905	mmanzo@moppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – If Individual, state last, first, and middle name)

80 Washington St.,Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, If applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), If applicable.

Persons who are to respond to the collection of Information contained In this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Karapetian _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LYNDHURST SECURITIES LLC _____, as of 12/31 _____, 2 024 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOANNE M. MOORELAND
Notary Public - California
Los Angeles County
Commission # 2380430
My Comm. Expires Oct 27, 2025

Signature:

Title:
ceo

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



LMHS, P.C.
Certified Public Accountants and Advisors


Report of Independent Registered Public Accounting Firm


To the Stockholder
Lyndhurst Securities, Inc.
Woodland Hills, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lyndhurst Securities, Inc., as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lyndhurst Securities, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Lyndhurst Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LMHS, PC

LMHS, P.C.

We have served as Lyndhurst Securities, Inc.'s auditor since 2022.
Norwell, Massachusetts

March 26, 2025



Members of
AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com



A member of
mgiworldwide

Lyndhurst Securities, Inc.

Statement of Financial Condition
December 31, 2024

ASSETS

Cash and cash equivalents [Note 2]	$	211,955
Accounts Receivable		3,359
Prepaid Expenses		25,317
Fixed assets - net of accumulated depreciation of $468		809
Total assets	$	241,440

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accounts payable & Accrued expenses	$	141
Commissions payable		39,541
Payable to affiliate		750
Deferred revenue		13,657
Total liabilities		54,089
Stockholder's equity :		
Common stock, $1 par value, 10,000 shares authorized		
1,000 shares issued and outstanding		10,000
Additional paid in capital		243,664
(Accumulated deficit)		(66,313)
Total Stockholder's equity		187,351
Total liabilities and Stockholder's equity	$	241,440

The accompanying notes are an integral part of this Statement of Financial Condition

Note 1: <u>Organization</u>

Lyndhurst Securities, Inc. (the "Company") was organized in the State of California on June 11, 2022.

The Company registered as a broker-dealer with the Securities Exchange Commission on July 28, 2022, is a member of the Financial Industry Regulatory Authority ["FINRA"] and the Security Investor Protection Corporation ["SIPC"].

The Company transacts business as a broker selling annuities, mutual funds, Delaware Statutory Trusts ("DST") and acts as a selling group participant in non-publicly traded REIT offerings.

Under its membership agreement with FINRA the Company will not claim an exemption from SEA Rule 15c3-3. The Company will not accept customer funds or securities and will not have possession of any customer funds or securities in connection with their activities. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff.

Note 2: <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual method of accounting.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2024, the Company had a cash balance of $211,955.

Note 2: <u>Summary of Significant Accounting Policies Continued</u>

<u>Accounting for Credit Losses</u>

In June 2016, The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ('ASU") 2016-13, Financial Instruments ---- Credit Losses (Topic326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, If any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments.   Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities.

At December 31, 2024, The Company had accounts receivable of $3,359 which consisted of $1,831 of annuity fees and $1,528 of trail commissions. At December 31, 2024, management has determined that the Company's receivables were not impacted by the new guidance.

<u>Revenue Recognition</u>

The Company recognizes private placement fees, primarily in Delaware Statutory Trusts ("DST") upon completion of the private placement offering. The Company receives private placement fees in accordance with terms stipulated in its Soliciting Dealer agreements. Fees received by the Company consist of sales commissions and a dealer reallowance fee. Sales commissions and dealer reallowance fees are not available for distribution to the Company until purchaser funds have cleared normal banking channels and Seller has accepted the tender of purchaser.

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Note 2: Summary of Significant Accounting Policies Continued

Revenue Recognition Continued

B. Nature of services

	2024
Revenue Earned at a point in Time	$347,845
Total Annuity commissions	$347,845
Revenue Earned at a point in Time	$86,870
Total Private placements	$86,870
Revenue Earned at a point in Time	$1,309
Total Mutual funds	$1,309

Annuity commissions:

Annuity Commissions revenue, which is recognized at point in time on the date the annuity settles in the sponsor's account and the client obtains the rights to the annuity contract.

At December 31, 2024, the Company reported annuity commissions of $347,845.

Private placements:

The Company primarily earns fees from private placements as a selling group participant in Delaware Statutory Trusts, at a point in time when purchaser funds have cleared normal banking channels and Seller has accepted the tender of purchaser.

At December 31, 2024, the Company reported private placement fees of $86,870.

Mutual funds:

At December 31, 2024, the Company reported 12b-1 fees of $1,309.

C. Other Income:

At December 31, 2024, the Company reported other income of $21,609 which consisted primarily of $17,586 of deal reimbursed expenses, $4,013 of reimbursed E&O insurance, and $50 of registered representative reimbursed registration fees.

Professional Fees

During the year ended December 31, 2024, the Company paid $92,192 in professional fees, which included compliance consulting and accounting fees.

Furniture and Equipment

Depreciation is provided using the straight-line method over estimated useful lives of the assets of five years for equipment. The total cost of equipment was $1,277 and accumulated depreciation was $468. During the year ended December 31, 204, the Company reported depreciation expense of $255.

Note 3: Securities Owned

As of the statement of financial condition date the Company did not own any corporate stocks or debt instruments.

Note 4: Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The effect of a change in tax rates on deferred assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determined that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Note 5: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Note 2:   Summary of Significant Accounting Policies Continued

Fair Value Continued

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value

measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -   inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 -   inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the statement of financial condition, which approximate fair value due to their short-term highly liquid nature. These instruments include cash and cash equivalents.

Note 6:   Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the Securities and Exchange Commission Uniform net capital rule (Rule 15c3-1) requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024 the Company had net capital and net capital requirements of $160,889 and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio was .3362 to 1 which is less than 15:1.

Note 7:   Commitments and Contingencies

At December 31, 2024 the Company did not have any commitments or contingencies for guarantees that might result in a loss or future obligation.

Note 8: Related Party Transactions

Effective July 20, 2024, the Company amended its expense sharing agreement with Lazari Capital Management, Inc. ("LCM"), an affiliate of the Company, whereby the personnel costs will now be paid by the Company. The amended expense sharing agreement continues to allocate office expenses to the Company. During 2024, the Company recorded $3,000 in office expenses pursuant to the expense sharing agreement.

At December 31, 2024, the Company owed LCM $750 directly related to the allocated costs.

At December 31, 2024, the Company's CEO reimbursed the Company $4,013 for E&O insurance.

Note 9:   Subsequent Events

Management has evaluated subsequent events through March 26, 2025, the date which the financial statements were available to be issued.

Note 10:   Recent Accounting Pronouncements

FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which, as described in Note 1, derives revenue from, transacting business as a broker selling annuities,

Segment Reporting Continued

mutual funds, Delaware Statutory Trusts ("DST") and acts as a selling group participant in non-publicly traded REIT offerings. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment because the CODM manages the business activities, using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.